Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our unaudited condensed consolidated financial statements and the related notes. This discussion contains forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934 (the “Exchange Act”) that involve significant risks and uncertainties. These forward-looking statements include information about our possible or assumed future results of operations or our performance. Words such as “will,” “expects,” “intends,” “plans,” “believes,” “anticipates,” “estimates,” and variations of such words and similar expressions are intended to identify the forward-looking statements. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. We undertake no obligation to publicly update or revise any forward-looking statements contained herein. Readers are encouraged to read the risk factors identified in the section entitled “Item 3.D. — Risk Factors” of our annual report on Form 20-F for the fiscal year ended September 30, 2025, as filed with the SEC on February 12, 2026.

A. Operating results

Overview

We are one of the leading and fast-growing lifecycle automotive service providers in China. Founded in 2010, we provide high-quality, affordable and professional one-stop automotive products and services through online and offline channels countrywide. We primarily engage in the sales of auto parts and auto accessories, new cars as well as automotive insurance related services in PRC. As a comprehensive automobile service provider, we have established an ecosystem of lifecycle automotive services covering the full life cycle of automotives by connecting automotive manufacturers, auto parts manufactures, and insurance companies with MBS stores and various automotive owners, forming a complete loop of “new car sales—insurance issuance—reservation maintenance—claim settlement and repair—parts supply.”

For the six months ended March 31, 2025 and 2026, our revenues were approximately $79.9 million and $29.5 million, respectively, and we incurred net losses of $5.3 million and $26.3 million, respectively.

Recent Developments

On April 15, 2026, Mr. Yafu Guo resigned from the Board of Directors and its committees, and Mr. Jinming Dong resigned as the Company’s Chief Financial Officer. Effective April 16, 2026, Mr. Hanyun Si was elected as a director, and Mr. Hui Zhang, the Company’s Chief Operating Officer, was appointed as Chief Financial Officer. The resignations were not due to any disagreement with the Company regarding its operations, policies or practices.

Effective June 4, 2026, the Company dismissed Marcum Asia CPAs LLP as its independent registered public accounting firm and appointed Assentsure PAC as its new independent registered public accounting firm for the fiscal year ending September 30, 2026. There were no disagreements between the Company and Marcum Asia on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures.

On June 22, 2026, the Company entered into securities purchase agreements with certain non-U.S. investors for the sale of up to 50,000,000 Class A ordinary shares at US$0.60 per share, for an aggregate purchase price of approximately US$30.0 million. The purchase price may be paid in fiat currency or, subject to applicable laws and regulations, in cryptocurrencies at the Company’s discretion. The transaction is expected to close in the third quarter of 2026.

On June 22, 2026, the Company entered into a securities purchase agreement with an accredited investor for the issuance of convertible promissory notes with an aggregate principal amount of up to US$5.25 million. The initial note with a principal amount of US$2.75 million was issued on June 23, 2026 at a 4.0% original issue discount, bears interest at 9.25% per annum, matures on June 23, 2027 and is convertible into the Company’s Class A ordinary shares. The investor has the option to purchase additional notes with an aggregate principal amount of US$2.5 million.

On June 22, 2026, the Company entered into a debt conversion agreement with Houqi Zhang, the Chief Executive Officer and Chairman of the Board of Directors of the Company. Pursuant to the debt conversion agreement, the Company will issue 10,000,000 Class B ordinary shares of the Company to Mr. Zhang in full settlement of an interest free loan in the amount of $7,000,000 provided by Mr. Zhang to the Company. Upon the issuance of these shares, the loan will be deemed cancelled and paid in full. The shares shall be subject to a three-year lock-up period commencing on the issuance date, during which Mr. Zhang shall not directly or indirectly sell, transfer, pledge, hypothecate or otherwise dispose of any of such shares without the Company’s prior written consent.

Key Factors Affecting Our Results

We believe the key general factors affecting our financial performance and results of operations include:

Market demand and supply

Our revenues are significantly affected by the demand for new cars and needs for repairs and maintenance in China. Market demand for automotives is driven by various factors including, among others, the growth of individual and family disposable income, continued urbanization and improvement in China’s road networks and other infrastructure. The rapid growth of China’s economy has led to an increase in living standards and per capita disposable income as well as accelerated urbanization. These factors helped drive the significant growth in automotive retail sales in China in recent years. However, the automotive industry in China has historically been cyclical and is affected by general economic conditions, consumer confidence and other factors such as manufacturers’ respective production capacities. Retail sales could slow down or decrease if growth in the Chinese economy slows or if the expanded production capacity of automotive manufacturers leads to an over-supply of new cars, and our revenues may be negatively affected as a result. Meanwhile, advances in automotive technology, such as NEVs, autonomous driving and shared mobility may increase the useful life of auto parts and accessories and therefore reduce the demand for our products and services, adversely affecting our sales.

Our ability to stand out from the fierce market competition

We face fierce competition in China and our results of operations may be affected by competition among automotive manufacturers in terms of vehicle quality, model variety, price and delivery time, competition from other dealerships in the same region who sell the same brands and models of automotives as we do, and competition from other suppliers who sell popular and customized auto parts and auto accessories to customers. Our financial condition and results of operations may be adversely affected if we fail to successfully compete against such competitors in terms of price, location, quality of customer service and the ability to attract repeat business.

Government policies

Our results of operations may be affected by government policies and regulations relating to the automotive industry in China, such as PRC governmental policies on foreign investment in the automotive retail business as well as any policies or regulations affecting industry practices and market demand. Historically, our importation of parallel-import cars had been suspended upon the implementation of Limits and Measurements Methods for Emissions from Light-Duty Vehicles (CHINA 6) in July 2020, and the adverse impact was removed upon the fulfillment of prototype emission test of parallel-import cars in May 2021 that reopened the importation of parallel-import cars business. Any additional government policies favorable or unfavorable to the automotive retail industry could impact our revenues and results of operations in the future.

Our results of operations in any given period may also be affected by company-specific factors, including:

Our ability to attract and retain customers

The growing number of customers is one of the most important drivers of our business growth. Therefore, our results of operations will depend in large part on our continued ability to attract customers, retain them, and serve them over the long term. We seek to attract new customers and retain existing customers by offering superior customer services through highly-motivated, competitive pricing, robust SaaS platforms integrated with our proprietary product and services catalog, and online ordering function. We intend to continue to drive customer acquisition by relying on our strong brand recognition, expanding online and offline presence, and implementing effective marketing strategies. Providing outstanding customer services is our highest priority and is the key for us to establish a large and loyal customer base.

Our ability to optimize business mix

Our results of operations, and in particular, our profitability, are also affected by our business mix. We offer a diversified and expanding portfolio of products and services, such as parallel-import cars, NEVs, auto parts and auto accessories, and automotive insurance related services. The different categories we offer have different margins and growth outlooks. As we introduce and promote new offerings, our overall profitability may vary from period to period as a result of changes in products and services category mix and their respective margin profiles. Our diversified and expanding offerings of products and services also enable us to provide a one-stop automotive service experience catering to the various needs of car owners, driving customer acquisition and retention and increasing cross-selling activities.

Pricing of our products and services

Our revenues are directly affected by the price of our products and services. The average selling price is calculated by dividing the total revenues generated through new car sales by the total number of new cars sold by us during the relevant fiscal year. We expect the price of new cars to decrease in the long run in China primarily due to the lowering of tariffs on imported cars and increased competition. However, our average selling price of new cars may fluctuate period over period depending on the mix of automotives we sell during a particular period that consists of different models in different price ranges.

Results of Operations

For the six months ended March 31, 2026 and 2025

The following table summarizes the results of the Group’s operations for the six months ended March 31, 2026 and 2025, respectively, and provides information regarding the dollar and percentage increase during such periods. The results of operations in any period are not necessarily indicative of the results that may be expected for any future period.

	For the six months ended March 31,
	2025	2026	Change
	US$’000	US$’000	US$’000%
Revenues	79,871	29,543	(50,328)	(63.0)
Cost of revenues	(78,511)	(29,305)	49,206	(62.7)
Gross profit	1,360	238	(1,122)	(82.5)

Operating expenses
Selling and marketing expenses	(1,575)	(318)	1,257	(79.8)
General and administrative expenses	(7,288)	(24,383)	(17,095)	234.6
Research and development expenses	(622)	(171)	451	(72.5)
Total operating expenses	(9,485)	(24,872)	(15,387)	162.2

Operating loss	(8,125)	(24,634)	(16,509)	203.2

Other (expense)/income
Litigation related (expenses)/income	4,381	-	(4,381)	(100.0)
Interest expenses, net	(1,926)	(837)	1,089	(56.5)
Other income/(expenses), net	392	(1,566)	(1,958)	N/M
Investment income/(loss)	-	778	778	N/M
Total other (expense)/income, net	2,847	(1,625)	(4,472)	N/M

Loss before income tax expenses	(5,278)	(26,259)	(20,981)	397.5
Income tax expenses	-	-	-	-
Net loss	(5,278)	(26,259)	(20,981)	397.5

Revenues

Revenues were US$29.5 million for the six months ended March 31, 2026, a decrease of 63.0% from US$79.9 million in the same period of fiscal year 2025. The decrease was mainly due to lower business volume as the Company continued to adjust its business structure and focus on core automotive service offerings. Revenue from new car sales was nil for the current period, compared with US$0.9 million in the prior year period, as the Company’s strategic focus shifted entirely to auto parts and auto accessories.

Cost of Revenues

Cost of revenues was US$29.3 million for the six months ended March 31, 2026, representing a 62.7% year-over-year decrease from US$78.5 million in the same period of fiscal year 2025. The decrease was generally in line with the lower revenue scale during the period.

Gross Profit

Gross profit was US$0.2 million for the six months ended March 31, 2026, compared with US$1.4 million in the same period of fiscal year 2025. Gross margin decreased to 0.8% from 1.7% in the prior-year period, primarily due to intensified market competition that compressed product margins.

Operating Expenses

Operating expenses were US$24.9 million for the six months ended March 31, 2026, representing a 162.2% year-over-year increase from US$9.5 million in the same period of fiscal year 2025, mainly due to higher general and administrative expenses during the reporting period.

●	General and administrative expenses increased 234.6% year-over-year to US$24.4 million, compared with US$7.3 million in the prior-year period. The increase was primarily driven by share-based compensation expense of US$18.8 million (compared with US$3.5 million in the prior-year period) , as well as professional service fees incurred for strategic development and capital operations, corporate governance upgrades, and related advisory engagements.

●	Selling and marketing expenses were US$0.3 million for the reporting period, representing a 79.8% year-over-year decrease from US$1.6 million in the same period of fiscal year 2025. The expenses were mainly used for market channel expansion, brand promotion and customer development of core automotive service businesses, to consolidate market position and expand business coverage.

●	Research and development expenses were US$0.2 million, a decrease of 72.5% from US$0.62 million in the same period of 2025. The Company maintained continuous investment in digital supply chain platform iteration, SaaS system optimization and automotive industry innovative technology research and development, and continued to recruit and retain high-end R&D talents to support digital and intelligent strategic upgrading.

Other expenses or income, net

Other expenses, net, were US$1.6 million for the six months ended March 31, 2026, compared with other income, net, of US$2.8 million for the same period in fiscal year 2025. The change was primarily attributable to the absence of litigation-related income of US$4.4 million recognized in the prior-year period, partially offset by investment income of US$0.8 million recognized in the current period. Interest expense, net, decreased 56.5% to US$0.8 million due to lower average borrowing balances during the period.

Net loss

As a result of the foregoing, the Company recorded a net loss of US$26.3 million for the six months ended March 31, 2026, representing a 397.5% year-over-year increase from a net loss of US$5.3 million in the same period of fiscal year 2025. Basic and diluted net loss per share was US$(5.86) for the six months ended March 31, 2026, compared with US$(24.70) for the same period of fiscal year 2025. The decrease in net loss per share was primarily due to the significant increase in weighted average shares outstanding from 212,120 to 4,489,164 shares, resulting from the Company’s equity financing activities and share-based compensation during the period.

B. Liquidity and capital resources

As discussed in Note 2 to the accompanying unaudited condensed consolidated financial statements, the Company has incurred recurring net losses and had an accumulated deficit of US$172.3 million as of March 31, 2026. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans to address this uncertainty include seeking extensions of existing liabilities, improving operational efficiency and cost controls, and raising additional debt and equity financing. However, there can be no assurance that such plans will be successful.

Cash Flow Analysis

The following summarizes the key components of our cash flows for the six months ended March 31, 2025 and 2026.

	For the six months ended March 31,
	2025	2026
	US$’000	US$’000
Net cash used in operating activities	(4,506)	(39,994)
Net cash provided by/(used in) investing activities	(41)	-
Net cash provided by financing activities	2,457	40,124
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(34)	31
Net change in cash, cash equivalents and restricted cash	(2,124)	161
Cash, cash equivalents and restricted cash at beginning of the year	2,473	268
Cash, cash equivalents and restricted cash at end of the year	349	429

Operating activities

Net cash used in operating activities was approximately US$4.5 million and US$40.0 million for the six months ended March 31, 2025 and 2026, respectively. The significant increase in operating cash outflow was primarily due to an increase in prepaid expenses of approximately US$32.7 million, primarily related to prepayments for professional services for strategic transactions, capital operations and corporate governance initiatives, and the increase in net loss for the period, partially offset by non-cash share-based compensation expenses of US$18.8 million recognized during the period.

Investing activities

Net cash used in investing activities was approximately US$41 thousand and nil for the six months ended March 31, 2025 and 2026. The cash used in investing activities for the six months ended March 31, 2025 was primarily attributable to loans made to related parties.

Financing activities

Net cash provided by financing activities for the six months ended March 31, 2026 was US$40.1 million, primarily attributable to proceeds from equity financing of US$32.0 million, net proceeds from borrowings from related parties of US$8.4 million, partially offset by the net repayments of bank borrowings of US$0.3 million.

Net cash provided by financing activities was US$2.5 million for the six months ended March 31, 2025, primarily attributable to US$2.4 million in net proceeds from convertible notes and US$0.7 million in net proceeds from bank borrowings, partially offset by US$0.6 million in net repayments to related parties.

Capital Expenditures

We did not have any significant capital expenditures for the six months ended March 31, 2025 and 2026, as we do not heavily rely on property and equipment to operate.

Prepaid expenses increased significantly from US$1.4 million as of September 30, 2025 to US$34.1 million as of March 31, 2026, primarily reflecting prepayments for professional services related to strategic capital operations, corporate governance upgrades, and consulting engagements. The Company expects these prepaid amounts to be recognized as expenses over the next 12 months as services are rendered.

Contractual Obligations

The following table sets forth our contractual obligations as of March 31, 2026:

	Payment Due by Period
	Total	Less than 1 year	More than 1 year
	(Amounts expressed in US$ 000)
Borrowings	$9,093	9,093	-
Lease obligations	64	51	13
Total	$9,157	9,144	13

Operating lease agreements consist of leases in relation to certain offices and buildings.

Other than those shown above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of March 31, 2026.

Off-Balance Sheet Arrangements

We have not entered into any off-balance sheet financial guarantees or other off-balance sheet commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us, or engages in leasing, hedging or product development services with us.

Holding Company Structure

The Company is our holding company and has no material operations of its own. We conduct our operations through our operating subsidiaries in China. As a result, the Company’s ability to pay dividends depends largely upon dividends paid by our subsidiaries including our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries in China are required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, our subsidiaries in China may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at its discretion, and may allocate a portion of their after-tax profits based on PRC accounting standards to a discretionary surplus fund at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

None of our PRC subsidiaries has issued any dividends or distributions to respective holding companies or any investors as of the date of this report. Our PRC subsidiaries generate and retain cash generated from operating activities and re-invest it in our business. Historically, Autozi Internet Technology Co., Ltd. had also received equity financing from its shareholders to fund business operations of our PRC subsidiaries. As of the date of this report, we did not have any cash transfers, dividends, or distributions between us, and our subsidiaries, or to investors. In the future, cash proceeds raised from overseas financing activities may be, and are intended to be, transferred by us through our wholly owned Hong Kong subsidiary to our PRC subsidiaries via capital contribution and shareholder loans, as the case may be. To transfer cash from our Hong Kong subsidiary to our PRC subsidiaries, our Hong Kong subsidiary may make capital injection to directly increase its registered capital in the PRC subsidiaries in which it holds equity interests, which requires a registration with the local administration for market regulation, a report with the local commerce department (which can be submitted along with the registration with administration for market regulation), and registration with a local bank authorized by the SAFE. Our Hong Kong subsidiary may also provide a shareholder loan to our PRC subsidiaries, which requires a foreign loan registration with the SAFE or its local bureau. Aside from the aforesaid reports, filings or registrations to the relevant authorities, there is no other restriction or limitations on such cash transfer from our Hong Kong subsidiary to our PRC subsidiaries. Subsidiaries in China that receives such cash proceeds then will transfer funds to its subsidiaries to meet the capital needs of our business operations.

The structure of cash flows within our organization, and the applicable regulations, are as follows. After foreign investors’ funds enter Autozi Internet Technology (Global) Ltd., our holding company, subject to the cash demand of our PRC and Hong Kong subsidiary, the funds can be transferred to our wholly owned Hong Kong subsidiary, which will further distribute the funds to our PRC subsidiaries. If we intend to distribute dividends, PRC subsidiaries will transfer the dividends to our Hong Kong subsidiary in accordance with the laws and regulations of the PRC, and then our Hong Kong subsidiary will transfer the dividends all the way up to Autozi Internet Technology (Global) Ltd., and the dividends will be distributed from Autozi Internet Technology (Global) Ltd. to all shareholders respectively in proportion to the shares they hold, regardless of whether the shareholders are U.S. investors or investors in other countries or regions. The cross- border transfer of funds within our corporate group under our direct holding structure must be legal and compliant with relevant laws and regulations of China. As an offshore holding company, we are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries only through loans or capital contributions and to our affiliated entities only through loans, subject to applicable government reporting, registration and approvals. We do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We have, from time to time, transferred cash between our PRC subsidiaries to fund their operations, and we do not anticipate any difficulties or limitations on our ability to transfer cash between such subsidiaries. As of the date of this annual report, no cash generated from our PRC subsidiaries has been used to fund operations of any of our non-PRC subsidiaries. We may encounter difficulties in our ability to transfer cash between PRC subsidiaries and non-PRC subsidiaries largely due to various PRC laws and regulations imposed on foreign exchange. To address persistent capital outflows and the RMB’s depreciation against the U.S. dollar in the fourth quarter of 2016, the People’s Bank of China and the State Administration of Foreign Exchange, or SAFE, have implemented a series of capital control measures in the subsequent months, including stricter vetting procedures for China-based companies to remit foreign currency for overseas acquisitions, dividend payments and shareholder loan repayments. The PRC government may continue to strengthen its capital controls and our PRC subsidiaries’ dividends and other distributions may be subject to tightened scrutiny in the future. The PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. Therefore, we may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency for the payment of dividends from our profits, if any. Furthermore, if our subsidiaries in the PRC incur debt on their own in the future, the instruments governing the debt may restrict our ability to pay dividends, distributions or make other payments from us, including our subsidiaries, to the Company and U.S. investors. However, as long as we are compliant with the procedures for approvals and filings from foreign exchange authorities and banks in China, the relevant laws and regulations in China do not impose limitations on the amount of funds that we can transfer out of China. We and our subsidiaries maintain cash management policies that dictate the purpose, amount, appropriate internal control procedures on the handling, depositing, receiving, transferring, safeguarding, and documentation and recording of cash transfers. Such policies are internal written policies established and adopted by our financial department, following the instructions of our management. Subject to the amounts of cash transfer and the nature of the use of funds, requisite internal approval shall be obtained prior to each cash transfer. Specifically, all transactions require the approval of the financial manager. When the transaction amount is relatively large, the Chief Financial Officer and Chief Executive Officer are required to conduct regular review and approval. See “Item 4.A. Regulations—Regulations relating to Foreign Exchange” of our annual report on Form 20-F for the fiscal year ended September 30, 2025, as filed with the SEC on February 12, 2026 for details of such procedures.

C. Research and development, Patents and License, etc.

See “Item 4.A. Information on the Company-B. Business Overview-Research and Development” and “Item 4.A. Information on the Company-B. Business Overview-Intellectual Property.” of our annual report on Form 20-F for the fiscal year ended September 30, 2025, as filed with the SEC on February 12, 2026.

D. Trend information

Other than as described elsewhere in this Report, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material adverse effect on our revenue, income from continuing operations, profitability, liquidity or capital resources, or that would cause our reported financial information to not necessarily be indicative of future operating results or financial condition.

E. Critical Accounting Policies, Judgments and Estimates

Critical Accounting Estimates

We consider an accounting estimate to be critical if: (i) the accounting estimate requires us to make assumptions about maters that were highly uncertain at the time the accounting estimate was made, and (ii) changes in the estimate that are reasonably likely to occur from period-to-period or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations.

Management has discussed the critical accounting estimates with the Audit Committee of our Board of Directors, of which the items within our financial statements that require estimation but are not deemed critical as defined above.

Critical Accounting Policies

Our significant accounting policies are set forth in Note 3 to our unaudited condensed consolidated financial statements. Among its significant accounting policies, the Company has identified revenue recognition and income taxes as critical accounting policies.